

22006604

SECURITIES ... ON

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70072

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 _____ AND ENDING 12/31/2021 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: D-MERC Services LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

375 Balsam Street

(No. and Street)

Lakewood   CO   80226

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

lcs@d-mercservices.com

Lori C Sarian   303-250-5923

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS P.C.

(Name – if individual, state last, first, and middle name)

80 Washington Street   Norwell   MA   02061

(Address)   (City)   (State)   (Zip Code)

02/24/2009   3373

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _Olivia G. Martinez_, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _D-Merc Services LLC_, as of _February 4th 2022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OLIVIA GUADALUPE MARTINEZ
NOTARY PUBLIC - STATE OF COLORADO
NOTARY ID 20194017304
MY COMMISSION EXPIRES MAY 7, 2023

Signature: _____

Title:
Managing Partner

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

D-MERC SERVICES LLC

Financial Statements
For the Year Ending December 31, 2021
In accordance with Rule 17A-5(d)

D-MERC SERVICES LLC

TABLE OF CONTENTS



LMHS, P.C.
Certified Public Accountants and Advisors

<center>Report of Independent Registered Public Accounting Firm</center>

To the Directors and Members of
D-Merc Services, LLC
Lakewood, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of D-Merc Services, LLC (the "Company") as of December 31, 2021, the related statement of earnings, changes in member's equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the D-Merc Services, LLC management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in pages 13 through 16 has been subject to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as the D-Merc Services, LLC's auditor since 2021.

Norwell, Massachusetts

February 4, 2022



D-MERC SERVICES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	46,969
Other assets		-
Total Assets	**$**	**46,969**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	2,233
Other liabilities		-
Total Liabilities		2,233
COMMITMENTS AND CONTINGENCIES (Notes 4, 5)		
MEMBERS' EQUITY (Note 3):		
Members' interests		55,200
Accumulated deficit		(10,464)
Total members' equity		44,736
Total Liabilities and Members' Equity	**$**	**46,969**

The Accompanying Notes are an integral part of these Financial Statements.

4

D-MERC SERVICES LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2021

REVENUE	
Commission income	$ 347,089
Total Revenue	**347,089**
EXPENSES:	
Commissions expense	262,017
Gross Wages/Employee Benefits/Payroll Taxes	7,703
Professional fees	23,731
Advertising and promotion	2,317
Broker/Dealer Expenses	12,165
Computer and software expense	234
Insurance	1,103
Dues and subscriptions	745
Other expenses	2,329
Total Expenses	**312,344**
NET INCOME (LOSS)	$ 34,745

The Accompanying Notes are an integral part of these Financial Statements.

D-MERC SERVICES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2021

	Members' Interests	Retained Earnings (accumulated deficit)
BALANCES, December 31, 2020	$ 55,200	$ (45,209)
Contributions	-	-
Distributions	-	-
Net income	-	34,745
BALANCES, December 31, 2021	$ 55,200	$ (10,464)

D-MERC SERVICES LLC

STATEMENT IF CASH FLOWS
YEAR ENDED DECEMBER 31,2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	34,745
Adjustments to reconcile net income to net cash provided by		
operating activities:		
Increase in accounts payable and accrued expenses		(5,289)
Net cash used in operating activities		29,456
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Contributions by members		-
Distributions to members		-
Net cash provided by financing activities		-
NET INCREASE IN CASH		**29,456**
CASH, at beginning of year		17,513
CASH, at end of year	$	**46,969**

NOTE 1 -   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

D-Merc Services LLC (the "Company") is a Colorado limited liability corporation established on December 12, 2017. In 2019 the Company underwent the New Member Application ("NMA") process with the Financial Industry Regulatory Authority ("FINRA") and was subsequently approved on April 23, 2019 and is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of FINRA. The Company is a 100% wholly-owned subsidiary of More Cowbell LLC, a Colorado Limited Liability company.

The Company's primary operation is the retail trading on behalf of customer accounts and the Company does not trade securities of its own accounts. The types of securities traded by the Company are alternative securities which include direct participation programs, oil and gas, private placements, real estate investment trusts, private offerings, private equity, private debt, 1031 Tax Exchanges, and other alternative investments.

The Company, under Rule 15c3-3, is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. All customer accounts, transactions, deposits and withdrawals are executed through its clearing broker.

Revenue Recognition

The Company places securities orders on behalf of clients through its bank and clearing broker, Goldstar Trust Company ("Goldstar"). All transactions are recorded on a fully disclosed basis once settlement has been fully agreed upon and the terms of the transactions are finalized at the date of confirmation, thus, no commissions receivables or commissions payable have been warranted or recorded. All funds are carried on behalf of the client by Goldstar.

On January 1, 2018, the company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and supersedes most industry specific revenue recognition guidance. The majority of the Company's revenues come from trading profits and other sources, including commissions and underwriting profit. The Company adopted ASC 606 using the modified retrospective method applied to all contracts not completed as of January 1, 2018. As part of the evaluation of effects of ASC 606 on Company's financial statements, management has analyzed contracts identifying revenues and costs within the scope of the standard and has not recognized any assets from costs to obtain or fulfill a contract with customers.

All performance obligations during the year ended December 31, 2021 were considered satisfied at a point in time. The adoption of ASC 606 did not result in a change to the accounting for any of the in-scope revenue streams; as such, no cumulative effect adjustment was recorded.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - *BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)*

Income Taxes

The Company made an election to be taxed as a limited liability company under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements. All income and expenses are reported by the Company's members on their respective tax returns. The 2018 through 2020 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Adverting and Promotional Expense

The Company accounts for all marketing, advertising and promotional expenses in the period in which they are incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

The Financial Accounting Standards Board issued FASB ASC 820 (Accounting Standards Codification 820, "Fair Value Measurements and Disclosures") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The company does not hold any positions besides cash as of December 31, 2021.

Basis of Presentation

The Accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses the accrual method of accounting.

D-MERC SERVICES LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 2 -   MEMBER'S EQUITY

The Company is wholly owned by More Cowbell LLC, a limited liability company formed on January 28, 2007 under the laws of Colorado, filed pursuant to S 7-80-203 and S 7-80-204 of the Colorado Revised Statutes (C.R.S.). More Cowbell shares the same address as the Company and acts solely as a holding company on behalf of the Company.

NOTE 3 -   EXEMPTION, NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2021, the Company had net capital and net capital requirements of $44,736 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .05 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

The Company, under rule 15c3-3 is exempt from the customer reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer transactions.

NOTE 4 -   COMMITMENTS

The Company does not lease office space or equipment.

NOTE 5 -   FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including cash, receivables, other assets and payables are carried at amounts that approximate fair value due to the short-term nature of those instruments.

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions. Securities transactions are initiated on a fully disclosed basis with Goldstar. Under the terms of the agreement with Goldstar, the Company is ultimately responsible for the executing of transactions and the contractual obligations thereunder. In conjunction with Goldstar, the Company seeks to control the risks of its activities and is required to maintain compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily.

The Company is engaged in various trading and brokerage activities where counterparties primarily include broker-dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - ***FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES (Continued)***

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are reviewed daily by management to mitigate market risk.

The Company is subject to litigation and claims arising in the ordinary course of business. The Company accrues for such items when a liability is both probable and amount can be reasonably estimated. In the opinion of Management, the results of such pending litigation and claims will not have a material effect on the results of operations, the financial position or the cash flows of the Company. For the year ended and as of December 31, 2021, the Company is not involved in any legal actions, arbitration claims or guarantees that might result in a loss or future obligation.

COVID-19 has presented substantial risks to companies. Management continually assesses any risks related to COVID-19 and their impact on the operations of the Company. The Company has not identified any material impacts on operations.

NOTE 6 - ***SUBSEQUENT REVIEW***

The Company has performed an evaluation of subsequent events through February 04, 2022, which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

D-MERC SERVICES LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
AND RECONCILIATION
DECEMBER 31, 2021

CREDIT:		
Members' equity	$	44,736
DEBITS:		
Non-allowable assets		
Other assets		-
Total debits		-
NET CAPITAL		**44,736**
Minimum requirements of 6 2/3% of aggregate indebtedness of $0 or $5,000, whichever is greater		5,000
Excess net capital	$	**39,736**
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	2,233
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.05 to 1

There are no material differences between the above computation of net capital and the corresponding computation by the Company with the unaudited Form X-17A-5 as of December 31, 2021.

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3.



LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Directors and Members of
D-Merc Services, LLC
Lakewood, Colorado

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which D-Merc Services, LLC stated that D-Merc Services, LLC's business activities are limited to private placement of securities, specifically to act as selling agent in the solicitation of private offerings on a best effort basis and that it has not held customer funds or securities and that D-Merc Services, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC state on April 4, 2014. D-Merc Services, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2021, without exception. D-Merc Services, LLC management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about D-Merc Services, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS, P.C.

LMHS, P.C.

We have served as the D-Merc Services LLC's auditor since 2021.

Norwell, Massachusetts

February 4, 2022

Members of


80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

D-MERC SERVICES LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULES 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2020

D-Merc Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

_____
Signature

Managing Member_____
Title

15